Exhibit 99.1

Enigmatig Limited Issues Statement on Recent Share Trading Activity

Singapore, June 8, 2026 (Globe Newswire) – Enigmatig Limited (NYSE American: EGG) (“Enigmatig” or the “Company”), a global business enabler supporting companies expanding across borders, today announced that the Company issued the following statement in accordance with Section 401(d) of the NYSE American Company Guide regarding recent trading activity in its ordinary shares on June 4 and 5, 2026.

The Company’s general policy is not to comment on unusual market activity or market speculation. The Company confirms that, based on its internal review, it is not aware of any material developments in its business or affairs that have not been previously disclosed, nor is it aware of any other reason that would account for the recent unusual market activity in the Company’s ordinary shares.

The Company will continue to comply with its disclosure obligations applicable under federal securities laws and the NYSE American Company Guide.

About Enigmatig Limited

Enigmatig is a global business enabler supporting companies in achieving their international ambitions. Since 2010, we have provided expertise, infrastructure, and regulatory guidance to help businesses operate and scale across borders.

With capabilities spanning licensing, fintech, regtech and other corporate services, Enigmatig delivers tailored solutions across the business lifecycle — from incorporation to ongoing compliance. Our team navigates complex regulatory environments across major financial hubs and key offshore centers, including London, Cyprus, and Belize.

Headquartered in Singapore, with a presence in Hong Kong, Shanghai, London, and Bangkok, Enigmatig serves a diverse and growing international client base. For more information, please visit: https://enigmatig.com

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “aim,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “is/are likely to,” “potential,” “project” or “continue” or the negative of these terms or other comparable or similar terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries, please contact:

Enigmatig Investor Relations

Email: investors@enigmatig.com